MAXIMUM
VENTURES INC.

Suite 605 - 889 West Pender Street, Vancouver, British Columbia V6C 3B2
Telephone: 604.669.3005 ~ **Facsimile:** 604.669.5886 ~ **Email:** IR@maximumventures.net

SEC Mail
Mail Processing
Section

OCT 24 2008

Washington, DC
103

October 10, 2008

[redacted]

08005627

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

SUPPL

Dear Sirs/ Mesdames:

Re: MAXIMUM VENTURES INC. (the "Issuer")
Filing of documents under Rule 12g3-2(b),
***Securities Act* of 1934**
File No. 82-3923

With respect to the Issuer's exemption pursuant to Rule 12g3-2(b) promulgated under the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since August 5, 2008:

A. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended June 30, 2008 with relevant MD&A.

B. Copies of Certifications of Interim Filings filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

MAXIMUM VENTURES INC.

PER:

PROCESSED
OCT 30 2008
THOMSON REUTERS

GWEN WEGNER
Corporate Secretary

Enclosures

#82-3923

SEC Mail
Mail Processing
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OCT 24 2008

Washington, DC
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MAXIMUM VENTURES INC.

INTERIM FINANCIAL STATEMENTS
June 30, 2008

(Unaudited)

BALANCE SHEETS

STATEMENTS OF OPERATIONS AND DEFICIT

STATEMENTS OF CASH FLOWS

NOTES TO FINANCIAL STATEMENTS

SEC Mail
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OCT 24 2008

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103

MAXIMUM VENTURES INC.

June 30, 2008

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3) (a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Company have been prepared by management and approved by the Audit Committee and Board of Directors of the Company.

The Company's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

MAXIMUM VENTURES INC.
INTERIM BALANCE SHEETS

	June 30, 2008 (Unaudited)	September 30, 2007 (Audited)
ASSETS		
Current		
Cash and cash equivalents	**$ 480**	$ 627,090
GST receivable	**41,239**	132,446
Other receivables	**12,998**	12,998
Refundable deposit	**2,000**	1,000
Prepaid expenses	**28,637**	-
	85,354	773,534
Funds in Trust – security for costs – *Note 9*	**312,000**	312,000
Equipment – *Note 5*	**12,678**	·15,197
Mineral properties – *Note 4*	**448,436**	446,102
	$ 858,468	$ 1,546,833
LIABILITIES		
Current		
Accounts payable and accrued liabilities – *Note 7*	**$ 406,328**	$ 374,994
Interest accrued	**2,063**	2,063
Loans payable	**403,527**	107
Due to related parties – *Note 7*	**173,775**	1,775
	985,693	378,939
SHAREHOLDERS' EQUITY(DEFICIENCY)		
Share Capital - *Note 6*	**8,468,274**	8,468,274
Contributed surplus	**1,110,308**	1,110,308
Deficit	**(9,705,807)**	(8,410,688)
	(127,225)	1,167,894
	$ 858,468	$ 1,546,833

APPROVED BY DIRECTORS:

"Douglas B. Brooks" **Director**
Douglas B. Brooks

"Raymond W. Roland" **Director**
Raymond W. Roland

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF OPERATIONS AND DEFICIT
For the nine months ended June 30, 2008 and 2007
(Unaudited)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	**Nine Months Ended June 30, 2008**	Nine Months Ended June 30, 2007
EXPENSES				
Amortization	$ **957**	$ 1,225	$ **2,805**	$ 3,676
Bank charges and interest	**(25,468)**	1,038	**(21,091)**	21,500
Consulting fees – *Note 7*	**105,095**	347,945	**181,911**	426,595
Management fees – *Note 7*	**7,500**	7,500	**22,500**	22,500
Office & miscellaneous	**12,197**	7,999	**21,561**	13,837
Professional fees	**(93,489)**	120,561	**1,011,138**	451,641
Rent	**9,300**	9,000	**29,995**	27,000
Shareholders communication	**3,364**	1,902	**13,918**	5,104
Stock-based compensation	**-**	227,069	**-**	227,069
Transfer agent and filing fees	**4,176**	2,845	**15,429**	15,783
Travel and promotion	**-**	14,016	**16,953**	24,076
NET LOSS AND COMPREHENSIVE LOSS FOR THE PERIOD	**23,632**	741,100	**1,295,119**	1,238,781
DEFICIT, BEGINNING OF THE PERIOD	**9,682,175**	7,031,828	**8,410,688**	6,534,147
DEFICIT, END OF PERIOD	$ **9,705,807**	$ 7,772,928	$ **9,705,807**	$ 7,772,928
NET LOSS PER SHARE	$ **0.00**	$ 0.03	$ **0.04**	$ 0.04

SEE ACCOMPANYING NOTES

MAXIMUM VENTURES INC.

INTERIM STATEMENTS OF CASH FLOWS
For the nine months ended June 30, 2008 and 2007
(Unaudited)

	Three Months Ended June 30, 2008	Three Months Ended June 30, 2007	**Nine Months Ended June 30, 2008**	Nine Months Ended June 30, 2007
OPERATIONS				
Net loss for the period	$ (23,632)	$ (741,100)	$ (1,295,119)	$ (1,238,781)
Items not involving cash:				
Amortization	957	1,225	2,805	3,676
Stock-based compensation		227,069		227,069
	(22,675)	(512,806)	(1,292,317)	(1,008,036)
Changes in non-cash working capital items related to operations:				
Other receivables	-	-	-	-
GST receivable	21,148	(26,967)	91,207	(52,604)
Refundable deposit	-	-	(1,000)	-
Accounts payable and accrued liabilities	(59,687)	(30,519)	31,334	(97,079)
Due to related parties	6,500	(12,500)	172,000	-
Prepaid expenses	-	-	(28,637)	-
Funds in trust	-	(5,306)	-	(315,306)
Cash used in operating activities	(54,714)	(588,098)	(1,027,410)	(1,473,025)
INVESTING ACTIVITIES				
Resource property acquisition costs	(2,334)	-	(2,334)	(50,000)
Equipment purchased	-	-	(286)	-
Cash used in investing activities	(2,334)	-	(2,620)	(50,000)
FINANCING ACTIVITIES				
Common shares issued for cash	-	1,127,999	-	2,703,318
Subscription shares receivable	-	-	-	(57,500)
Loans payable	50,000	-	403,420	-
Cash provided by financing activities	50,000	1,127,999	403,420	2,645,818
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(7,048)	539,901	(626,610)	1,122,793
CASH, BEGINNING OF THE PERIOD	7,528	592,894	627,090	10,002
CASH, END OF PERIOD	$ 480	$ 1,132,795	$ 480	$ 1,132,795
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:				
Cash paid for:				
Interest	$ -	$ -	$ -	$ -
Income taxes	$ -	$ -	$ -	$ -

SEE ACCOMPANYING NOTES

NOTE 1 - NATURE AND CONTINUANCE OF OPERATIONS

The Company, classified as a mining exploration/development company, is in the process of exploring its mineral properties and has not yet determined whether these properties contain reserves that are economically recoverable. Maximum is the Plaintiff in a major lawsuit for, among other things, ownership of resource exploration properties in Mongolia. The recoverability of amounts recorded for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, confirmation of the Maximum's interest in the properties, the ability of Maximum to obtain necessary financing to complete the development, and future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on the basis of a going concern, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. At June 30, 2008, Maximum had working capital deficiency of $900,339 (2007 – working capital $1,078,336) and an accumulated deficit of $9,705,807 since incorporation. Maximum has experienced recurring losses and has not generated profitable operations since inception. Should Maximum be unable to continue as a going concern, the realization of assets may be at amounts significantly less than carrying values. The continuation of Maximum as a going concern is dependant on its ability to obtain additional equity capital to finance existing operations, attaining commercial production from its mineral properties, and attaining future profitable operations. These financial statements do not include any adjustments to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should Maximum be unable to continue as a going concern.

NOTE 2 – BASIS OF PRESENTATION

The unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. The unaudited interim financial statements have been prepared in accordance with the accounting principles and policies described in Maximum's annual financial statements for the year ended September 30, 2007, and should be read in conjunction with those statements. In the opinion of management, all adjustments (consisting of normal and recurring accruals) considered necessary for fair presentation of the Maximum's financial position, results of operations and cash flows have been included. Operating results for the nine-months ended June 30, 2008 are not necessarily indicative of the results that may be expected for the year ended September 30, 2008.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES

Transaction Costs

On June 1, 2007, the Emerging Issues Committee of the CICA issued Abstract No. 166, Accounting Policy Choice for Transaction Costs ("EIC-166). This EIC addresses the accounting policy choice of expensing or adding transaction costs related to the acquisition of financial assets and financial liabilities that are classified as other than held-for-trading. Specifically, it requires that the same accounting policy choice be applied to all similar financial instruments classified as other than held-for-trading, but permits a different policy choice for financial instruments that are not similar. The Company has adopted EIC-166 effective December 31, 2007 and requires retroactive application to all transaction costs accounted for in accordance with CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. The Company has evaluated the impact of EIC-166 and determined that no adjustments are currently required. It is the Company's intention to expense these transaction costs as incurred.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES – (continued)

Accounting Changes

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Financial Instruments

Effective October 1, 2007, the Company adopted CICA Handbook Sections 3855, Financial Instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial Instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. The Company has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at October 1, 2007.

Under adoption of these new standards, the Company designated its cash as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and due to related parties are classified as other financial liabilities, which are measured at amortized cost.

The Company has determined that it does not have derivatives or embedded derivatives.

NOTE 3 – ADOPTION OF NEW ACCOUNTING POLICIES – (continued)

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

Section 1535 specifies the disclosure of (i) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the AcSB adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (IFRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

NOTE 4 – MINERAL PROPERTIES

	Balance, September 30, 2007	Incurred (Written-down) during the year	Balance, June 30, 2008
Property costs			
Stump Lake Property	370,000	-	370,000
Mongolia Property	1	-	1
	370,001	-	370,001
Deferred exploration costs			
Stump Lake Property	76,100	2,334	78,434
Mongolia Property	1	-	1
	76,101	2,334	78,435
	$ 446,102	$ 2,334	$ 448,436

NOTE 4 – MINERAL PROPERTIES (Continued)

Stump Lake Property

By an option agreement with Braniff Gold Corp. ("Braniff") dated May 10, 2002, Maximum was granted an option to earn a 100% interest in the property comprising three claim units and three reverted Crown grants, located south of Kamloops, British Columbia. As consideration, Maximum has agreed to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at June 30, 2008 the total amount of $78,834 had been incurred.

Cash payments:

Within seven days of acceptance by TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

Mongolia Properties

Maximum was the Plaintiff in an action in The Supreme Court of British Columbia with Western Prospector Group Ltd., Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graaf, claiming title and beneficial rights to certain Mongolian Properties.

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") on November 1, 2003 to acquire up to 75% interest in the Edren Properties and the Ulaan Properties consisting of six exploration licenses located in Mongolia. As consideration Maximum agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares, to make total property maintenance payments of US$280,000, and to fund total exploration expenditures of US$4,000,000 as follows:

NOTE 4 – MINERAL PROPERTIES (Continued)

	Edren Properties	Ulaan Properties
To earn the first 60% interest:		
Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005 to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007 to make property maintenance payments at	US$25,000 per year	US$45,000 per year
To make cash payments to November 1, 2007	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007	US$1,750,000	US$2,250,000
On or before November 1, 2007 to issue further	1,500,000 common shares	2,000,000 common shares

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, Maximum and Brant were to form a joint venture to further explore and develop these properties.

Maximum had the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties, and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

During the year ended September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $1 in view of the dispute concerning its title and ownership rights. *See Note 8*

Pursuant to a letter agreement dated April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which was due on the Mongolian properties had been waived until further notice of the requirement by a person who is asserting beneficial ownership of the remaining interest in the properties.

NOTE 5 – EQUIPMENT

	Cost	Accumulated Amortization	Net Carrying Amount 2008	Net Carrying Amount 2007
Computer	$ 5,195	$ 3,785	$ 1,410	$ 1,651
Office equipment	2,052	1,204	848	1,061
Automobile	25,000	14,580	10,420	13,710
	$ 32,247	$ 19,569	$ 12,678	$ 16,422

NOTE 6 - SHARE CAPITAL

Authorized:

Unlimited common shares without par value.

Issued and Fully Paid		Number of Shares	Dollar Value
Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs		-	(14,250)
Balance September 30, 2006		27,112,754	$ 5,825,469
For cash:			
- pursuant to exercise of warrants	– at $0.25	1,596,275	399,069
- pursuant to exercise of warrants	– at $0.50	468,000	234,000
- pursuant to exercise of warrants	– at $0.75	135,000	101,250
- pursuant to private placement	– at $0.50	2,150,000	1,075,000
- pursuant to private placement	– at $0.80	1,168,750	935,000
- share issue costs		-	(101,514)
Balance September 30, 2007 and June 30, 2008		32,630,779	$ 8,468,274

Shares held in Escrow

As of June 30, 2008, Maximum held no common shares in escrow.

NOTE 6 - SHARE CAPITAL (Continued)

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of June 30, 2008 and 2007 and changes during the periods ending on those dates is presented below:

	June 30, 2008		June 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	3,099,402	$0.55	2,543,546	$0.50
Granted	-	-	555,856	$0.80
Expired	(2,543,546)	$0.50	-	-
Options outstanding and exercisable at end of period	555,856	$0.80	3,099,402	$0.55

As at June 30, 2008, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
555,856	$0.80	May 16, 2009
555,856		

Maximum records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. For the nine months ended June 30, 2008, Maximum has not granted any stock options. As at June 30, 2007, Maximum recorded a non-cash compensation charge of $227,069 upon the issuance of 555,856 stock options. The weighted average fair value was $0.41 per share.

The fair value of share options was estimated using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	-	4.64%
Dividend yield	-	-
Expected stock price volatility	-	121.49%
Weighted average expected stock option life	-	2 years

NOTE 6 - SHARE CAPITAL (Continued)

Commitments

Share purchase warrants

Share purchase warrant transactions as at June 30, 2008, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,318,750	$ 0.93
Granted	-	$ -
Exercised	-	$ -
Expired	(3,318,750)	$ (0.93)
Outstanding, end of period	-	$ -

At June 30, 2008 the there were no share purchase warrants outstanding.

NOTE 7 – RELATED PARTY TRANSACTIONS

During the nine months ended June 30, 2008 and 2007, Maximum incurred the following costs charged by a director of the Company:

	Nine months ended June 30, 2008	2007
Management fees	$ 15,000	-
Consulting	$ 45,000	$ 45,000
	$ 60,000	$ 45,000

At June 30, 2008, accounts payable includes $ 20,406 (2007: $4) due to a company controlled by a director of the Company, and $60,000 (2007: $45,000) due to a director of the Company.

At June 30, 2008, amounts due to related parties of $173,775 (2007: $1,775) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

NOTE 8 – CONTINGENT ASSET AND LIABILITY

During fiscal 2006 Maximum commenced action in the Supreme Court of British Columbia, against Western Prospector Group Ltd. ("Western"), Kenneth de Graaf and certain companies owned, controlled or associated with Mr. de Graff, claiming title and beneficial rights to the Edren and Ulaan properties in addition to other properties in Mongolia ("Mongolian Claims"). The Company is claiming that these properties were held in trust for Maximum. The parties to the action have filed a statement of defense.

On March 2, 2006 the Company entered into an agreement with Mr. Beruschi pursuant to which it is the assignee of any rights that Mr. Beruschi may have against the defendants with respect to the action on the Mongolian Claims. The agreement provides that Mr. Beruschi will retain a 30% interest in all proceeds received, as a result of the action taken by Maximum and a 2% NSR on all production other than uranium. In addition a private company controlled by Mr. Beruschi will receive a minimum royalty of $1.50/lbs. on uranium produced from the Mongolian Claims.

During the current period Maximum agreed to discontinue its statement of claim against Western, initiated in the Supreme Court of British Columbia on March 2, 2006. The discontinuance formally occurred when plaintiff's counsel signed a notice of discontinuance and was filed with the court. Maximum still retains the right to restart the court case and fully intends to do so.

Maximum's statement of claim sought a declaration that Western Prospector Group Ltd. held all Mongolian properties acquired from Kenneth de Graaf, or his companies, in trust for Maximum. The trust declaration sought by Maximum related to certain of Western's material Mongolian properties including a portion of the company's Saddle Hills uranium interests.

Western and its co-defendants are now entitled to reimbursement of a portion of their legal costs in an amount to be determined by the court. This reimbursement will include $242,000 that Maximum placed in a trust account for such costs, with additional payment subject to court review.

In discontinuing its case, Maximum will initiate a new action against Western and other defendants suggesting that Maximum held a right of first refusal on certain Mongolian properties acquired from Mr. de Graaf or his companies. Western believes that these potential allegations against it are without merit.

On March 6, 2007, Western announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., had commenced an action against Maximum in the Supreme Court of British Columbia. Anchorage's action against Maximum is being brought under allegations of Maximum's failure to disclose its interest in certain Mongolian mineral interests under securities legislation and breaches of the Competition Act.

Anchorage claims under these allegations against Maximum are in the amount of $4,683,012 for general damages and $4,500,000 for punitive damages, together with costs and interest in connection with these claims.

It is Western's understanding that the discontinuance by Maximum does not affect the action initiated by Anchorage Capital Master Offshore Ltd., a major shareholder of Western, in the Supreme Court of British Columbia. Maximum considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and legal basis, and will defend Anchorage's claim. A Statement of Defence has been filed.

NOTE 9 – FUNDS IN TRUST – SECURITY FOR COSTS

As at June 30, 2008, Maximum held $312,000 (2007: $325,306) in trust in connection with security for costs in the Mongolian lawsuit. .Due to discontinuance of the lawsuit Maximum is liable for legal costs in an amount to be determined by the court. (Refer to Note 8).

NOTE 10 – COMPARATIVE FIGURES

Certain of the comparative figures for the period ended June 30, 2007 and September 30, 2007 have been reclassified in order to be consistent with the current year's presentation.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2008

BACKGROUND

The following discussion and analysis, prepared as of August 28, 2008, should be read together with the unaudited interim financial statements for the nine months ended June 30, 2008 and 2007 and related notes attached thereto, which are prepared in accordance with Canadian generally accepted accounting principles. All amounts are stated in Canadian dollars unless otherwise indicated.

Statements in this report that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties, which could cause actual results to vary considerably from these statements. Readers are cautioned not to put undue reliance on forward-looking statements.

This discussion and analysis for the nine months ended June 30, 2008 is prepared as of, and contains disclosure of material changes occurring up to and including, August 28, 2008.

Additional information related to the Company is available for view on SEDAR at www.sedar.com.

OVERVIEW

Maximum Ventures Inc. ("Maximum") is a mineral exploration company. Maximum's shares are listed and called for trading on the NEX version of the TSX Venture Exchange under the trading symbol "MVI.H". Maximum's principal business is the acquisition, exploration and development of mineral properties with a primary focus on exploration properties demonstrating strong potential for hosting large scale ore bodies.

Maximum is the plaintiff in a lawsuit against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf were Maximum is claiming an interest in certain Mongolian resource property interests.

MINERAL PROPERTIES

INVESTMENT IN AND EXPENDITURES ON RESOURCE PROPERTIES

	Balance, September 30, 2007	Incurred (Written-down) during the period	**Balance, June 30, 2008**
Property costs:			
Stump Lake Property	$ 370,000	$ -	$ **370,000**
Mongolia Properties	1	-	**1**
	370,001	-	**370,001**
Deferred Exploration Expenditures:			
Stump Lake Property	76,100	2,334	**78,434**
Mongolia Properties	1	-	**1**
	76,101	2,334	**78,435**
	$ 446,102	$ 2,334	$ **448,436**

Stump Lake Property, Canada

Acquisition

In May 2002, the Company entered into an option agreement for the acquisition of up to a 100% interest in the Stump Lake epithermal gold property from Braniff Gold Corp. ("Braniff"), a private British Columbia company.

As consideration, Maximum has to issue common shares, incur exploration expenditures, and make cash payments as follows:

Exploration expenditures:

On or before November 30, 2004 (year extended to 2008)	$ 200,000
On or before November 30, 2006 (year extended to 2008)	300,000
	$ 500,000

As at March 31, 2008, Maximum has incurred exploration expenditures of $78,434 as follows:

	2008
Assay	$ 3,120
Concession fees	1,514
Geological consulting	69,634
Travel	1,832
	$ 76,100

Cash payments:

Within seven days of acceptance by the TSX Venture Exchange ("TSX")	$ 150,000 (paid)
On or before November 1, 2002	25,000 (paid)
On or before November 30, 2003	75,000 (paid)
On or before April 1, 2006	50,000 (paid)
On or before November 30, 2006	50,000 (paid)
	$ 350,000

Common shares:

Maximum is required to issue to Braniff 200,000 common shares (issued) at a deemed price of $0.10 per share within 10 days of acceptance by TSX. The property is subject to a 3% net smelter return royalty.

MINERAL PROPERTIES – *CONT'D*

Stump Lake Property, Canada – *Cont'd*

EXPENDITURES

Exploration expenditure for the nine months ended June 30, 2008, totalled $2,334. Expenditure during the comparable period ending June 30, 2007, was $Nil.

EXPLORATION

Maximum plans to conduct further exploration work on the Stump Lake property which could include geological mapping, trenching and geophysics and depending on the results, a later second stage could follow including exploration drilling. The property is currently ready for a mapping and geophysical work, additional trenching and drilling would require work permit applications.

Geological mapping is anticipated to include a more detailed structural study to better understand the deformation patterns and structural controls of the shears, mineralized veins and stringers within the shear zones and further search for shear zone outcrops.

Geophysical surveys using IP and resistivity methods are anticipated to better delineate features identified by the earlier survey. Further surveys should be continued to the northeast and southwest of the completed grid using line spacing of 100 meters.

Such surveys will not only target existing mineralization within shear zones, but will also explore the possibility of porphyry related mineralization occurring below the existing exploration and mining level.

Maximum plans a financing designed to finance the anticipated exploration program including mapping, further trenching and geophysics. This financing is expected to take the property to its next stage of exploration including drilling.

Subsequent to June 30, 2008, Maximum.completed its spring 2008 exploration program on the Stump Lake property. The prospect comprises three contiguous mineral concessions (34 claim units) and three reverted crown grants totalling 850 hectares, and includes the historical Mary Reynolds, Gold Cup and Robert Dunsmuir.

The 2008 field program consisted of mechanical trenching designed to test the extensions of the mineralized shear structures in the western and northern portions of the prospect. Altogether, 16 trenches were excavated using a backhoe, and 73 continuous chip channel samples were collected from trenches.

Work in the western portion of the prospect focused on a shear zone that was discovered during Maximum's 2004 exploration program. The zone was reported to be more than one metre wide and about 70 metres long, and the assays returned up to 0.5 part per million gold and 23 parts per million silver. Recent trenching followed the northeastern and southwestern extensions of this zone, and exposed it for more than 250 metres along strike. While the zone appears to pinch out in the northeast, it extends southwesterly for 150 metres, increasing in width locally up to nine metres and remaining open in this direction.

<u>Stump Lake Property, Canada</u> *– Cont'd*

Trenching in the northern part of the prospect unearthed a mineralized shear zone as much as eight metres wide, extending for at least 50 metres south of the historical workings. This zone appears to continue north and south, but could not be followed farther due to alluvial and/or glacial overburden exceeding trench depth limits of two metres.

After logging and sampling, the trenches were filled and remediated, and the collected samples were dispatched to an accredited laboratory in Vancouver for analysis. Maximum expects the results shortly. Maximum must incur additional exploration expenditures of slightly over $300,000 to earn its 100-per-cent interest in the prospect. The Stump Lake gold/silver prospect is subject to a 3-per-cent net smelter return royalty. The above information was reviewed and approved for technical disclosure by Dr. Boris Molak, PhD, PGeo, a consulting geologist and qualified person.

COURT ACTION - MONGOLIAN MINERAL INTERESTS

During fiscal 2006, the Company (or Maximum) commenced legal action against Western Prospector Group Ltd., Kenneth de Graaf, and certain companies owned, controlled by or associated with Mr. de Graaf, for an order and a declaration that certain Mongolian mineral exploration properties (the Mongolian claims) were acquired for Maximum either directly or as assignee but were wrongfully transferred to Western Prospector or have been wrongfully retained by Mr. de Graaf and his companies and that such properties are held in trust for Maximum, and for damages and equitable compensation from the defendants.

The legal action was announced in Maximum's news release of March 2, 2006. In a new release dated March 3, 2006, Western Prospector Group Ltd. announced Maximum's claim was for all or a portion of the Saddle Hills Uranium deposit.

MINERAL PROPERTIES – *CONT'D*

Court Action - Mongolian Mineral Interests – *Cont'd*

Maximum's statement of claim states that:

In or about May, 2002, Maximum negotiated an agreement with a partnership that included Mr. de Graaf and Anthony Beruschi, a mining investor and lawyer, whereby Maximum was to pay for all costs of a Mongolian reconnaissance program to be carried out by Mr. de Graaf.

Pursuant to the reconnaissance program, the partnership would acquire certain mineral exploration claims in Mongolia and Maximum would receive the first right to acquire all or part of such mineral exploration claims.

From 2002 to July, 2004, Maximum advanced in excess of $340,000 to Mr. de Graaf and his companies to finance their efforts in identifying, acquiring by staking or otherwise, and exploring interests in mineral properties in Mongolia.

During 2002 to 2004, Mr. de Graaf identified and staked and/or acquired or negotiated to acquire properties resulting in several groups of properties in Mongolia, comprising more than 30 distinct mineral properties for the partnership, in a continuing reconnaissance, staking and acquisition program.

The partnership agreed to make the Mongolian claims available to Maximum and to help Maximum build itself into a successful company by facilitating Maximum's acquisition of certain of the Mongolian claims.

In or about October, 2003, at Mr. de Graaf's request, Mr. Beruschi, Mr. de Graaf and Brant Enterprises, a company controlled by Mr. de Graaf, agreed to replace and supersede their partnership agreement with a new agreement which included the provisions that:

Mr. de Graaf and Brant would relinquish any interest in the Mongolian claims except for a certain remaining interest in two of the Mongolian property groups known as the Ulaan and Edren properties, which would be held by Brant in trust for Mr. Beruschi; and

Mr. Beruschi was the sole beneficial owner of all of the Mongolian claims and such claims would be held in trust for him by Mr. de Graaf and Brant, Mr. de Graaf would become the president of Maximum to assist Maximum in raising funds and to be responsible for managing all aspects of Maximum's reconnaissance exploration and acquisition programs for minerals in Mongolia, including the Ulaan and Edren claims, and Mr. de Graaf and Brant were to hold the Mongolian claims, and all payments in connection with the option agreements entered into pursuant to the Ulaan and Edren properties, in trust for Mr. Beruschi.

Subsequently, Mr. de Graaf wrongfully caused certain of the Mongolian claims to be vended to Western Prospector, and failed to carry out his commitments to act as president of Maximum and assist Maximum in raising funds and thereby Mr. de Graaf prevented or hindered Maximum's ability to raise funds by way of private placement to make the payments required pursuant to the Ulaan and Edren agreements.

MINERAL PROPERTIES – ***CONT'D***

Court Action - Mongolian Mineral Interests – *Cont'd*

In or about March, 2004, Brant wrongfully, under Mr. de Graaf's direction and control, purported to vend certain Mongolian claims known as the Selenge Aimag claims, inter alia, to Western Prospector.

In or about October, 2004, Mr. de Graaf wrongfully caused additional Mongolian claims within the Saddle Hills uranium basin in eastern Mongolia to be transferred to Western Prospector.

Pursuant to Mr. de Graaf's responsibilities in managing the exploration for minerals in Mongolia and in particular, with respect to the Ulaan and Edren claims, Mr. de Graaf arranged for and obtained samples to be taken from those claims and delivered them to an independent laboratory for metallurgical analysis, which results were received by Mr. de Graaf or his agent in the summer of 2004; however, contrary to his obligations to Mr. Beruschi and/or Maximum, Mr. de Graaf refused to deliver the lab results to Mr. Beruschi or Maximum.

In or about December, 2004, Mr. de Graaf, in further breach of his trust and fiduciary duties to Mr. Beruschi and/or Maximum, identified certain Mongolian mineral prospects and wrongfully caused or facilitated transactions whereby Western Prospector acquired an interest in a property in Mongolia known as the Mardaigol property, and whereby Western Prospector acquired two additional contiguous mineral exploration licences within the Gurvanbulag target area of the Saddle Hills uranium basin.

Maximum entered into an agreement dated March 2, 2006, with Mr. Beruschi, pursuant to which it is the assignee of any rights or claims that Mr. Beruschi may have against the defendants and any other person, firm or company, with respect to the matters referred to in Maximum's action. The agreement provides that Mr. Beruschi will have a 30-per-cent carried interest in the properties to mining feasibility study if Maximum chooses to develop the properties. The agreement also provides that Mr. Beruschi receives exclusive marketing rights to uranium production from the Mongolian claims, a 2-per-cent net smelter royalty on the products and that Three, Thirty-Three Nine Great Endeavours, a private company solely owned by Mr. Beruschi, receives a production royalty on uranium produced from the Mongolian claims starting at $1.50 per pound for uranium sales at less than $20 per pound, and increasing as the uranium sale price increases.

Mr. de Graaf was appointed as a director of Western Prospector in March, 2004.

Maximum is claiming against the defendants for:

- an order and a declaration that the Mongolian claims are held in trust for Maximum;
- an accounting of all interest in and profits derived from the Mongolian claims;
- disgorgement of all interest in and profits from the Mongolian claims in favour of Maximum; and
- damages, equitable compensation, common law or equitable damages, interest and costs.

MINERAL PROPERTIES – *CONT'D*

Court Action - Mongolian Mineral Interests – *Cont'd*

On May 9, 2007, Maximum announced that litigant Western Prospector Group Ltd.'s summary trial application had been adjourned generally at the request of Western Prospector Group Ltd. Western Prospector Group Ltd.'s application sought to dismiss the Company's case against it for ownership of the Saddle Hills uranium deposit based on Western Prospector Group Ltd.'s allegations that it had no knowledge or notice of the Company's interest in the Saddle Hills properties and that the Company delayed in starting the lawsuit. Summary trial had been set for hearing on May 7 to 9, 2007.

This development followed the preliminary examinations for discovery of John Brock, chief executive officer of Western Prospector Group Ltd., and Kenneth de Graaf, a personal defendant and principal of several corporate defendants in the lawsuit, which took place over three days on April 25 to 27, 2007.

On June 26, 2007, agreement between all parties to the action commenced by Maximum resulted in the establishment of a new trial date of March 28, 2008.

On February 18, 2008, the Court of Appeal denied the Company's application for leave to appeal a February 4, 2008 decision of the Supreme Court of British Columbia in which Maximum's application to make certain amendments to its Statement of Claim in its lawsuit against Western Prospector Ltd. ("Western") and Kenneth de Graaf and other defendants ("de Graaf Defendants") was denied. The amendments were sought in part to incorporate matters arising from pre trial proceedings. The trial had been rescheduled to March 25, 2008.

During the current period under review Maximum agreed to discontinue its statement of claim against Western Prospector, initiated in the Supreme Court of British Columbia on March 2, 2006.

Western and the de Graaf Defendants submitted, among other things, to the Supreme Court, and the Supreme Court accepted, that if Maximum wished to pursue the proposed amendments, it should discontinue its current lawsuit and commence a new lawsuit.

As a result of this development, the Board of Maximum decided that, notwithstanding the delay and costs involved, it was in the best interests of its shareholders to consider starting new legal proceedings in order to ensure that the Court will be able to properly and fully adjucate on all the issues related to Maximum's claims for title to certain properties in Mongolia, and damages from Defendants. Accordingly, Western and the de Graaf Defendants were advised that Maximum will be discontinuing the current lawsuit and that it intends to commence new proceedings against them to add the matters raised in the amendments.

Western Prospector and its co-defendants are now entitled to reimbursement of a portion of their legal costs in an amount to be determined by the court. This reimbursement will include $242,000 that Maximum placed in a trust account for such costs, with additional payment subject to court review.
Maximum is in active discussions with its legal advisers on the drafting of these new claims against Western Prospector, the de Graaf Defendants and others. Maximum intends to make a further announcement when a final decision is made on new legal proceedings.

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia

Maximum entered into two option agreements with Brant Enterprises Inc. ("Brant") dated November 1, 2003 to acquire up to a 75% interest in the Edren Properties and the Ulaan Properties consisting of a total of six exploration licenses located in Mongolia. As consideration the Company agreed to make total cash payments of US$980,000, to issue altogether 6,750,000 common shares and to make total property maintenance payments of US$280,000 and to incur exploration expenditures totalling US$4,000,000 as follows:

	Edren Properties	Ulaan Properties
To earn the first 60% interest: Within seven days of TSX acceptance for filing of the agreements to pay and issue	US$100,000 (payment extended until further notice) 500,000 common shares (issued)	US$100,000 (payment extended until further notice) 1,000,000 common shares (issued)
On or before May 1, 2005, to issue an additional	750,000 common shares	1,000,000 common shares
Over the four years to November 1, 2007, to make property maintenance payments at	US $25,000 per year	US $ 45,000 per year
To make cash payments to November 1, 2007, totalling	US$300,000	US$480,000
To fund exploration staged over four years to November 1, 2007, totalling	US$1,750,000	US$2,250,000
On or before November 1, 2007, to issue further	1,500,000 common shares	2,000,000 common shares

Upon Maximum having earned a 60% interest in the Edren properties and Ulaan properties, the Company and Brant will form a joint venture to further explore and develop these properties.

Maximum has the right to earn a further 15% interest in these two portfolios of gold and copper properties by funding the completion of a positive bankable feasibility study in each portfolio of properties. The two properties are subject to a 1.7% NSR royalty and a 25% carried interest to production in favour of Brant. Maximum agreed to issue as finders' fees 125,000 common shares (50,000 shares issued) for the Edren properties and 200,000 common shares (100,000 shares issued) for the Ulaan properties.

A dispute has arisen as to Maximum's title and beneficial rights to the Edren properties and Ulaan properties in Mongolia. As at September 30, 2004, the cost of the Mongolia properties and related deferred exploration costs were each written down to a nominal value of $ 1 in view of disputes concerning the Company's title and ownership rights. See "Court Action – Mongolian Mineral Interest".

MINERAL PROPERTIES – *CONT'D*

Edren and Ulaan Properties, Mongolia *– Cont'd*

Prior to September 30, 2004, Maximum conducted initial surface exploration, including surface mapping and sampling, and received 43-101 technical reports on the properties. This exploration was followed by more detailed mapping and sampling during the year ended September 30, 2004. In connection with ongoing disputes concerning Maximum's title and beneficial rights to the Edren properties and Ulaan properties, Maximum has not received exploration information including data or subsequent reports on exploration, property investigations or detailed accounting information. Prior to the year ended September 30, 2004 the Company had incurred property expenses recorded at $257,177 on Mongolian properties.

Under the Edren and Ulaan property option agreements the Company is required to make yearly property payments totalling US$70,000 for the Edren properties and Ulaan properties. As of April 27, 2005, all payments to be made to Brant, including property payments of US$200,000 which were due on the Edren properties and Ulaan properties, have been waived by a person who is asserting beneficial ownership of the remaining interest in the Ulaan properties and Edren properties. The dispute over the Ulaan and Edren properties and option agreement is included in the Company's Court Action against Mr. de Graaf et al.

MONGOLIAN MINERAL LAW DEVELOPMENT IN 2007

MONGOLIA LICENCE UPDATE

On Friday, August 17, 2007, Maximum's litigant Western Prospector Group Ltd. announced that it had received notice from the Mineral and Petroleum Resources Authority of Mongolia (MPRAM) that exploration licence No. 7685X covering a portion of the Gurvanbulag uranium deposit had been cancelled. In further news released on Monday, August 21, 2007, Western Prospector announced licence No. 7685X had been revoked and that it had received confirmation that Adams Mining LLC had received a similar notice that exploration licence No. 3367X, also part of Saddle Hills, had been revoked. These followed a news release from Khan Resources Inc., on Friday, August 17, 2007, that it had received notice that its licence No. 9282X had been deemed invalid.

In its August 21, 2007 news release Western Prospector stated that, "The company's legal counsel in Mongolia has assessed the implication of the notices of revocation, and advises that the notices received make the licences subject to invalidation, and do not automatically revoke the licences."

In a news release dated August 23, 2007, Khan issued a statement that Khan had been "...advised by MRPAM that Khan's special exploration licence 9282X has not been rendered invalid, but rather is subject to review by MRPAM and may be declared invalid."

On September 10, 2007, the Mongolian government clarified the effect of its recent notices to holders of exploration licences. The clarification indicates licence holders are obliged to move on to develop deposits. The chairman of the Mineral Resources and Petroleum Authority of Mongolia (MRPAM) issued a statement noting that licence holders "... have absolutely no risk to loose their rights, if they fulfill the legal requirements."

MONGOLIAN MINERAL LAW DEVELOPMENT IN 2007 – *CONT'D*

MONGOLIA LICENCE UPDATE – *Cont'd*

Mongolian mineral laws as amended in 2006 provide mechanisms to deal with mineral deposits deemed to have been explored historically with state budget funds. Uranium is also considered a strategic resource in Mongolia with government ownership implications. All of the Saddle Hills licences were applied for prior to the 2006 amendments to the Mongolian mineral laws. Extensive exploration and other factors are important in licence considerations. Maximum considers Mongolia to be an excellent place to conduct business. It expects the Mongolian government will in any event only take lawful actions, and will respect the sanctity of contract and its mineral tenure system, and the rule of law.

Maximum is suing for all or a portion ownership of the Saddle Hills uranium deposit in a lawsuit in the Supreme Court of British Columbia where Maximum is seeking an order and a declaration against Western Prospector, Ken de Graaf and others that certain mineral properties in Mongolia, including licences comprising Saddle Hills, are held in trust for Maximum. Maximum is also seeking damages and equitable compensation from the defendants in the lawsuit. Maximum's lawsuit was filed in March, 2006. The lawsuit continues with trial set for March 28, 2008.

Maximum believes Saddle Hills remains a project of considerable value even with the possibility that licences No. 7685X and No. 3367X may not be a part of the Saddle Hills project.

Maximum does not currently have direct contact with the Mongolian authorities regarding the relevant exploration licences. Maximum continues to closely monitor this situation.

CONTINGENT LIABILITY

On March 6, 2007, Western Prospector announced that Anchorage Capital Master Offshore Ltd. ("Anchorage"), a major shareholder of Western Prospector Group Ltd., has commenced an action against the Company in the Supreme Court of British Columbia. Anchorage's action against the Company is being brought under the allegations of Maximum's failure to disclose under securities legislation and breaches of the Competition Act.

Anchorage's claims under these allegations against the Company are in the amount of $4,683,012.50 for general damages and $4.5-million for punitive damages, together with costs and interest in connection with these claims.

It is Western Prospector's understanding that the discontinuance by Maximum of its statement of claim against Western Prospector does not affect the action initiated by Anchorage Capital Master Offshore Ltd., a major shareholder of Western Prospector, in the Supreme Court of British Columbia.

The Company considers Anchorage's claim and assertions to be frivolous and vexatious, totally without merit and without legal basis, and will defend Anchorage's claim vigorously.

MAXIMUM VENTURES INC.
Management Discussion and Analysis of Financial Condition and Results of Operations
JUNE 30, 2008

SELECTED FINANCIAL INFORMATION

The following table presents unaudited selected financial information for the nine months ended June 30, 2008 and 2007 and audited financial information for the years ended September 30, 2007, 2006, and 2005.

	Nine Months ended June 30, 2008	**Nine Months ended June 30, 2007**	Year ended September 30, 2007	Year ended September 30, 2006	Year ended September 30, 2005
	$	**$**	$	$	$
Revenue	-	-	-	-	-
Net loss	**(1,295,119)**	**(1,238,781)**	(1,876,541)	(781,115)	(391,839)
Basic and diluted loss per share	**(0.04)**	**(0.04)**	(0.06)	(0.03)	(0.02)
Total assets	**858,468**	**2,007,371**	1,546,833	470,344	491,450

RESULTS OF OPERATIONS

Three months ended June 30, 2008 compared to Three months ended March 31, 2008

Maximum's net loss decreased by $860,275 to $23,632 for the three months ended June 30, 2008, from $883,907 for the three months ended March 31, 2008. This decrease was primarily the result of reclassification of professional fees resulting in a decrease of $897,900 and consulting fees resulting in an increase of $71,821. Due to the reclassification of professional fees bank charges and interest decreased by $26,671. Shareholder communication costs decreased by $2,834; transfer agent and filing fees decreased by $4,836 and travel and promotion decreased by $6,546 with corresponding increases in office and miscellaneous of $8,131 with the balance of the decreases of $1,440 spread over the remainder of the expenditures.

Three months ended June 30, 2008 compared to Three months ended June 30, 2007

For the three-months ended June 30, 2008 the net loss was $23,632 or $0.00 per share compared to a net loss of $741,100 or $0.03 per share for the same period in 2007. The decrease in net loss of $717,468 was primarily due to decreases non-cash compensation expense of $227,069 due to options granted in fiscal 2007 and in professional fees of $214,050 due to reclassification of expenses and to a decrease in litigation costs and obtaining legal opinion regarding Maximum's statement of claim (refer to above - *Edren and Ulaan Properties, Mongolia*), consulting fees decreased by $242,850 due to reclassification of professional fees in fiscal 2007; bank charges and interest decreased by $26,506 due to reclassification of professional fees in fiscal 2007; travel and promotion decreased by $14,016 due to inactivity during the current period with corresponding increases in shareholders communication costs of $1,462 and transfer agent and filing fees of $1,331 with the balance of the increases of $4,230 spread over the remainder of the expenditures.

Nine months ended June 30, 2008 compared to Nine months ended June 30, 2007

For the nine-months ended June 30, 2008 the net loss was $1,295,119 or $0.04 per share compared to a net loss of $1,238,781 or $0.04 per share for the same period in 2007. The increase in net loss of $56,338 was primarily due to increases in professional fees of $559,497 due to litigation costs and obtaining legal

opinion regarding Maximum's statement of claim (refer to above - *Edren and Ulaan Properties, Mongolia*), shareholder communication cost increased by $8,814 due to keeping the shareholders informed regarding litigation matters, rent increased by $ 2,995 and office and miscellaneous increased by $7,724 due to relocation of office to new premises with corresponding decreases in non-cash compensation expense of $227,069 due to stock options granted in fiscal 2007; consulting fees decreased by $244,684 due to reclassification of professional fees; travel and promotion decreased by $7,123 and bank charges and interest of $42,591 due to reclassification of professional fees to consulting fees with the balance of the increase of $1,225spread over the remainder of the expenditures.

REVENUES

The Company does not have any source of revenue. Maximum uses equity financing and advances from related parties to support its operations.

EXPENSES

The following table identifies the changes in general and administrative expense for the nine months ended June 30, 2008 and 2007 and for the years ended September 30, 2007, 2006, and 2005.

	Nine-months ended June 30, 2008	**Nine-months ended June 30, 2007**	Year Ended September 30, 2007	Year Ended September 30, 2006	Year ended September 30, 2005
			$	$	$
Depreciation	**2,805**	**3,676**	**4,901**	6,505	4,220
Increase (decrease) % *	**(23.69)**	-	**(24.64)**	54.15	339.12
Bank charges and interest	**(21,091)**	**21,500**	**32,766**	6,220	6,487
Increase (decrease) % *	**198.10**	-	**426.78**	(4.12)	(44.66)
Consulting	**181,911**	**426,595**	**160,633**	117,150	30,250
Increase (decrease) % *	**(57.36)**	-	**37.12**	287.27	21.00
Management fees	**22,500**	**22,500**	**30,000**	30,000	27,500
Increase (decrease) % *	-	-	-	9.09	(0.08)
Office and misc.	**21,561**	**13,837**	**16,809**	9,902	15,286
Increase (decrease) % *	**55.82**	-	**69.75**	(35.22)	(82.73)
Professional fees	**1,011,138**	**451,641**	**1,294,085**	137,356	186,166
Increase (decrease) % *	**123.88**	-	**842.14**	(26.21)	131.79
Property investigation	-	-	-	-	55,498
Increase (decrease) % *	-	-	-	(100)	(66.57)
Rent	**29,995**	**27,000**	**36,900**	36,000	36,000
Increase (decrease) % *	**11.09**	-	**2.50**	-	-
Shareholder communication	**13,918**	**5,104**	**48,051**	14,371	10,789
Increase (decrease) % *	**172.69**	-	**234.36**	33.20	(48.98)
Stock-based compensation	-	**227,069**	**227,070**	282,588	-
Increase (decrease) % *	**(100.00)**	-	**(19.64)**	100	(100)
Transfer agent and filing fees	**15,429**	**15,783**	**14,803**	14,700	19,388
Increase (decrease) % *	**(2.24)**	-	**0.70**	(24.18)	(48.53)
Travel and promotion	**16,953**	**24,076**	**26,132**	2,979	255
Increase (decrease) %*	**(29.58)**	-	**777.21**	1,068.24	(99.00)

- Increase (decrease) expressed in % compared to the prior quarter and years.

SUMMARY OF QUARTERLY RESULTS

The following table presents unaudited selected financial information for each of the last eight quarters:

	Year ended September 30, 2008			Year ended September 30, 2007				Year ended September 30, 2006
	Q1	Q2	Q3	Q1	Q2	Q3	Q4	Q4
	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-
Net loss	(387,580)	(883,907)	(23,632)	(78,595)	(419,086)	(741,100)	(637,760)	62,714
Basic/diluted loss per share	(0.01)	(0.02)	(0.00)	(0.01)	(0.01)	(0.02)	(0.02)	(0.01)

The net loss for the third quarter of the fiscal 2008 was $23,632 compared to the net loss of $741,100 for the same period in fiscal 2007. The increase in the net loss was primarily due to the decreases in professional fees of $214,050, consulting fees of $242,850 and non-cash compensation expenses of $227,069.

The net loss for the second quarter of the fiscal 2008 was $883,907 compared to the net loss of $419,086 for the same period in fiscal 2007. The increase in the net loss was primarily due to the increase in professional fees of $478,411.

The net loss for the first quarter of fiscal 2008 was $387,580 compared to the net loss of $78,595 for the same period in fiscal 2007. The increase was primarily due to the increase in professional fees of $295,136 and travel and promotion of $10,361.

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2008, Maximum had a working capital deficiency of $900,339 (2007 – $1,078,336 working capital).

Management anticipates the raising of additional funding through sale of its securities to enable the Maximum to fund ongoing operations.

PRIVATE PLACEMENTS

On June 28, 2007, Maximum completed $935,000 of its non-brokered private placement comprising 1,168,750 units at 80 cents per unit. Each unit consists of one common share and one transferable warrant, with each such warrant entitling the holder thereof to purchase one additional common share of the Company at a price of $1.25 per share. Funds from the financing will be used for working capital and in connection with possible litigation matters. The units were restricted from trading until October 14, 2007. During the period ended June 30, 2008 these warrants expired unexercised.

During the year ended September 30, 2007, an additional $734,319 was received due to the exercise of 1,596,275 share purchase warrants at $0.25 per share, 135,000 share purchase warrants at $0.75 per share and 468,000 share purchase warrants at $0.50 per share.

PRIVATE PLACEMENTS – *Cont'd*

During the current period under review, Maximum has agreed to a financing of up to $3-million by private placement comprising 13,636,364 units in the share capital of Maximum at a price of 22 cents per unit, each unit consisting of one common share and one transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of the company at a price of 28 cents per share. A finder's fee in cash and shares will be payable on the private placement. Funds raised will be used for mineral exploration, litigation purposes and general corporate matters. The private placement financing and the finder's fee are subject to acceptance for filing by the TSX Venture Exchange and customary conditions.

Subsequent to June 30, 2008, Maximum announced that it will not be proceeding with the above private placement financing and is currently negotiating additional financing.

At June 30, 2008, Maximum held cash on hand of $480 (2007: $1,132,795) and liabilities totalled $985,693 (2007: $141,205).

Maximum plans to continue to raise additional capital through the exercise of stock options and issuance of new share capital through equity financing. Maximum's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. Maximum is in the process of developing plans to raise capital.

The Company does not have any off-balance sheet arrangements.

SHARE CAPITAL

Authorized:

Unlimited common shares without par value.

Balance September 30, 2005		25,435,465	$ 5,393,611
For cash:			
- shares cancelled (escrow)		(107,142)	-
- pursuant to exercise of warrants	– at $0.25	168,431	42,108
- pursuant to private placement	– at $0.25	1,616,000	404,000
- share issue costs		-	(14,250)
Balance September 30, 2006		27,112,754	$ 5,825,469
For cash:			
- pursuant to exercise of warrants	– at $0.25	1,596,275	399,069
- pursuant to exercise of warrants	– at $0.50	468,000	234,000
- pursuant to exercise of warrants	– at $0.75	135,000	101,250
- pursuant to private placement	– at $0.50	2,150,000	1,075,000
- pursuant to private placement	– at $0.80	1,168,750	935,000
- share issue costs		-	(101,514)
Balance September 30, 2007 and June 30, 2008		32,630,779	$ 8,468,274

SHARE CAPITAL – *Cont'd*

Shares held in Escrow

As of June 30, 2008, Maximum held no common shares in escrow.

Commitments

Stock-based compensation plan

Maximum has established a stock option plan for directors, employees, and consultants. Under Maximum's stock option plan, the exercise price of each option is determined by the Board, subject to the Discounted Market Price policies of the TSX Venture Exchange. The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of Maximum's issued shares at the time of the grant.

Maximum has granted employees and directors common share purchase options. These options are granted with an exercise price equal to the market price of Maximum's stock on the date of the grant. A summary of the status of the stock option plan as of March 31, 2008 and 2007 and changes during the years ending on those dates is presented below:

	June 30, 2008		June 30, 2007	
	Number of Shares	Weighted Average Exercise Price	Number of Shares	Weighted Average Exercise Price
Outstanding at beginning of period	3,099,402	$0.55	2,543,546	$0.50
Granted	-	-	555,856	$0.80
Expired	(2,543,546)	$0.50	-	-
Options outstanding and exercisable at end of period	555,586	$0.80	3,099,402	$0.55

As at June 30, 2008, the following share purchase options were outstanding entitling the holders to purchase one common share of Maximum for each option held:

Number of stock options	Exercise Price	Expiry Date
555,856	$0.80	May 16, 2009

SHARE CAPITAL – *Cont'd*

Maximum records the fair value of compensation expense on the granting of stock options. The fair value is determined using the Black-Scholes option pricing model. As at June 30, 2008, Maximum has not granted any stock options for the nine months ended June 30, 2008.

Share purchase warrants

Share purchase warrant transactions as at March 31, 2008, are summarized as follows:

	Number of Shares	Weighted average Exercise price
Outstanding, beginning of period	3,318,750	$ 0.93
Granted	-	$ -
Exercised	-	$ -
Expired	(3,318,750)	$ (0.93)
Outstanding, end of period	-	$ -

RELATED PARTY TRANSACTIONS

During the six months ended March 31, 2008 and 2007, the Company incurred the following costs charged by a director of the Company:

	2008	2007
Consulting fees	$ 45,000	$ 45,000
Management fees	15,000	-
	$ 60,000	$ 45,000

At March 31, 2008, accounts payable includes $20,406 (2007: $4) due to a company controlled by director of the Company, and $60,000 (2007: $45,000) due to a director of the Company

At June 30, 2008, amounts due to related parties of $173,775 (2007: $1,775) are due to directors or officers of the Company or to companies with directors or officers in common. These amounts are unsecured, non-interest bearing and have no specific terms for repayment.

OUTSTANDING SHARE DATA

As at August 28, 2008 Maximum had authorized share capital of unlimited shares without a par value. Shares outstanding as at August 28, 2008 totalled 32,630,779 shares. There were no warrants outstanding and had 555,856 stock options were outstanding at a weighted average exercise price of $0.80 per share.

RISKS AND UNCERTAINTIES

Maximum competes with other junior mineral exploration companies, some of which have greater financial resources and technical facilities. The business of mineral exploration and extraction involves a high degree of risks and few properties that are explored are ultimately developed into production. In addition to specific risks disclosed throughout this discussion, other risks facing the Company include competition, reliance on third parties, environmental and insurance risks, statutory and regulatory requirements, metal prices and foreign currency fluctuations, share price volatility and title risks.

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is accumulated and communicated to the Company's management as appropriate to allow timely decisions regarding required disclosure. The Company's Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation as of the end of the period covered by the interim filings, that the Company's disclosure controls and procedures as of the end of such period are effective to provide reasonable assurance that material information related to the Company, is made known to them by others within those entities. It should be noted that while the Company's Chief Executive Officer and Chief Financial Officer believe that the Company's disclosure and controls and procedures provide a reasonable level of assurance that they are effective, they do not expect that the disclosure controls and procedures will prevent all errors and fraud. A control system, no matter how well conceived or operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.

ACCOUNTING PRINCIPLES

Stock Based Compensation

Maximum has adopted the accounting recommendations of the CICA Handbook Section 3870, "Stock Based Compensation and Other Stock Based Payments". Under these recommendations Maximum uses the Black Scholes option valuation model to value stock options. The Black Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable.

The model requires management to make estimates which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values.

Mineral Properties

Mineral property acquisition costs and related exploration and development costs are deferred until the property to which they relate is placed into production, sold, allowed to lapse or abandoned. These costs will be amortized over the estimated life of the property following commencement of commercial production or will be written off if the property is sold, allowed to lapse or abandoned.

Mineral property acquisition costs include the cash consideration and the fair market value of common shares, based on the trading price of the shares issued for mineral property interests pursuant to the terms of the agreement. Payments relating to a property acquired under an option agreement, where payments are made at the sole discretion of the Company, are recorded upon payment. Option payments received are treated as a reduction of the carrying value of the related deferred costs until Maximum's costs are recovered. Option payments received in excess of costs incurred are credited to revenue.

The amount shown for mineral property interests represents costs incurred to date and the fair market value of common shares issued and does not necessarily reflect present or future value. Administrative expenditures are expensed in the year incurred. Property investigation costs, where a property interest is not acquired, are expensed as incurred.

Although Maximum has taken steps to verify title to mineral properties, these procedures do not guarantee Maximum's title. Property title may be subject to un-registered prior agreements or other impediments.

On an annual basis or when impairment indicators arise, Maximum evaluates the future recoverability of its mineral property costs. Impairment losses or write downs are recorded in the event the net book value of such assets exceeds the estimated indicated future cash flows attributable to such assets.

Asset Retirement Obligations

Effective September 1, 2004, Maximum adopted the recommendations in CICA Handbook Section 3110 – "Asset Retirement Obligations" with respect to asset retirement obligations. Under Section 3110, legal obligations associated with the retirement of tangible long-lived assets are recorded as liabilities. The liabilities are calculated using the net present value of the cash flows required to settle the obligation.

A corresponding amount is capitalized to the related asset. Asset retirement costs are charged to earnings in a manner consistent with the depreciation, depletion and amortization of the underlying asset. The liabilities are subject to accretion over time for changes in the fair value of the liability through charges to accretion which is included in cost of sales and operating expenses.

It is possible that Maximum's estimates of its ultimate asset retirement obligations could change as a result of changes in regulations, the extent of environmental remediation required, and the means of reclamation or of cost estimates. Changes in estimates are accounted for prospectively from the period the estimate is revised.

As at June 30, 2008, no provision has been made for asset retirement obligations.

ACCOUNTING CHANGES

In July 2006, the Accounting Standards Board ("AcSB") issued a replacement of The Canadian Institute of Chartered Accountants' Handbook ("CICA Handbook") Section 1506, Accounting Changes. The new standard allows for voluntary changes in accounting policy only when they result in the financial statements providing reliable and more relevant information, requires changes in accounting policy to be applied retrospectively unless doing so is impracticable, requires prior period errors to be corrected retrospectively and calls for enhanced disclosures about the effects of changes in accounting policies, estimates and errors on the financial statements. The impact that the adoption of Section 1506 will have on the Company's results of operations and financial condition will depend on the nature of future accounting changes.

Effective October 1, 2007 Maximum adopted CICA Handbook Sections 3855, financial instruments; Section 1530, comprehensive income, Section 3856, hedges and Section 3861, Financial instruments - disclosure and presentation.

Section 1530 establishes standards for reporting and presenting comprehensive income, which is defined as the change in equity from transactions and other events from non-owner sources. Other comprehensive income refers to items recognized in comprehensive income that are excluded from net income calculated in accordance with Canadian generally accepted accounting principles. Maximum has no comprehensive transactions in 2007 and accordingly comprehensive loss is equal to net loss.

Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost. The adoption of these policies has not had a significant impact on the financial statement presentation or disclosures.

Section 3861 establishes standards for presentation of financial instruments and non-financial derivatives and identifies the information that should be disclosed about them. Under the new standards, policies followed for periods prior to the effective date generally are not reversed and, therefore, the comparative figures have not been restated.

These standards have been applied prospectively. The adoption of these standards has not resulted in any adjustments to the carrying amounts of financial assets and financial liabilities at October 1, 2007. Under adoption of these new standards, the Company designated its cash and cash equivalents as held-for-trading, which are measured at fair value. Amounts receivable are classified as receivables, which are measured at amortized cost. Accounts payable and accrued liabilities, due to related parties and taxes payable are classified as other financial liabilities, which are measured at amortized cost.

Maximum has determined that it does not have derivatives or embedded derivatives.

ACCOUNTING CHANGES – *Cont'd*

Recent Accounting Pronouncements

i) Assessing Going Concern - The AcSB amended CICA Handbook Section 1400, to include requirements for management to assess and disclose an entity's ability to continue as a going concern. This section applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008.

ii) Capital Disclosures and financial Instruments – Disclosures and Presentation

    On December 1, 2006, the CICA issued three new accounting standards: Handbook Section 1535, Capital Disclosures, Handbook Section 3862, and Financial Instruments – Disclosures, and Handbook Section 3863, Financial Instruments – Presentation. These standards are effective for interim and annual financial statements for the Company's reporting period beginning on January 1, 2008.

    Section 1535 specifies the disclosure of (I) an entity's objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

    The new Sections 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosure and Presentation, revising and enhancing its disclosure requirements, and carrying forward unchanged its presentation requirements. These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how the entity manages those risks.

iii) In January 2006, the CICA Accounting Standards Board ("AcSB") adopted a strategic plan for the direction of accounting standards in Canada. Accounting standards for public companies in Canada are expected to converge with the International Financial Reporting Standards (FIRS) as at January 1, 2011.

The Company is currently assessing the impact of these new accounting standards on its financial statements.

FORWARD – LOOKING STATEMENTS

Except for historical information, this "Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

#82-3923

SEC Mail Processing Section
OCT 24 2008
Washington, DC
106

MAXIMUM VENTURES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, President and Chief Executive Officer for **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: August 29, 2008

"Douglas B. Brooks"

Douglas B. Brooks
President & CEO

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

#82-3923

MAXIMUM VENTURES INC.

CERTIFICATION OF INTERIM FILINGS

VENTURE ISSUER BASIC CERTIFICATE

I, Douglas B. Brooks, Chief Financial Officer for **Maximum Ventures Inc.**, certify the following:

1. ***Review:*** I have reviewed the interim financial statements and interim MD&A, (together the "Interim Filings") of **Maximum Ventures Inc.** (the "Issuer") for the interim period ending **June 30, 2008**.

2. ***No misrepresentations:*** Based on my knowledge, having exercised reasonable diligence, the Interim Filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, for the period covered by the Interim Filings.

3. ***Fair presentation:*** Based on my knowledge, having exercised reasonable diligence, the Interim financial statements together with the other financial information included in the interim Filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date of and for the periods presented in the Interim Filings.

Date: August 29, 2008

"Douglas B. Brooks"

Douglas B. Brooks
Chief Financial Officer

NOTE TO READER

In contrast to the certificate required under Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings* (MI 52-109), this Venture Issuer Basic Certificate does not include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in MI 52-109. In particular, the certifying officers filing this certificate are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

The Issuer's certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they are making in this certificate.

Investors should be aware that inherent limitations on the ability of certifying officers of a venture issuer to design and implement on a cost effective basis DC&P and ICFR as defined in MI 52-109 may result in additional risks to the quality, reliability, transparency and timeliness of interim and annual filings and other reports provided under securities legislation.

END